UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

U.S. CONCRETE, INC.
(Exact name of registrant as specified in its charter)

Delaware	76-0586680
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2925 Briarpark, Suite 1050 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):  N/A (securities were issued pursuant to Section 1145 of the United States Bankruptcy Code)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On August 31, 2010 (the “Effective Date”), U.S. Concrete, Inc. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) consummated the transactions contemplated by the Debtors’ Amended Joint Plan of Reorganization, pursuant to Chapter 11 of Title 11 of the United States Code (as it has been amended, modified and supplemented, the “Plan”), dated July 27, 2010, as confirmed by the order (the “Confirmation Order”) of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered on July 29, 2010, and emerged from Chapter 11 in accordance with the Plan.

On the Effective Date, the Company’s common stock outstanding immediately prior to the Effective Date (the “Old Common Stock”) was cancelled pursuant to the Plan.  On the Effective Date, the Company issued an aggregate of approximately 11.9 million shares of common stock, par value $0.001 per share (the “Common Stock”), pursuant to the Plan.  In connection with the Plan, the Company adopted an Amended and Restated Certificate of Incorporation (the “Certificate”) and Third Amended and Restated Bylaws (the “Bylaws”), effective as of the Effective Date.

Set forth below is a description of the Common Stock and other relevant provisions of the Certificate and Bylaws.

Common Stock

The Certificate authorizes the issuance of 100,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  All of the Common Stock issued under the Plan is fully paid and non-assessable.

Each share of Common Stock (1) will have one vote on all matters voted upon by the stockholders of the Company; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate (including any certificate of designations relating to any series of Preferred Stock), (2) affords no cumulative voting or preemptive rights and (3) is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

Holders of Common Stock will be entitled to dividends in such amounts and at such times as our board of directors (the “Board”) in its discretion may declare out of funds legally available therefor, subject to the preferences that may apply to any shares of preferred stock outstanding at the time.

Preferred Stock

Pursuant to the Certificate, we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by the Board.  The Board, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences and restrictions applicable to each series of the Preferred Stock.  The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the Common Stock at a premium or otherwise affect the market price of the Common Stock.

Anti-takeover Effects of the Certificate and the Bylaws

Some provisions of the Certificate and the Bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

These provisions include:

Board vacancies

The Certificate authorizes the Board to fill vacant directorships or increase the size of the Board, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board by filling the vacancies created by this removal with its own nominees.

Cumulative voting

The Certificate does not grant our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

Special meeting of stockholders

The Certificate provides that special meetings of our stockholders may be only be called by the Chairman of the Board or by the Board pursuant to a resolution a majority of the Board approves by an affirmative vote.

Authorized but unissued shares

Our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of the Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of Delaware General Corporation Law

As of the Effective Date, we were not subject to Section 203 of the Delaware General Corporation Law (as amended, the “DGCL”) because we did not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders and we had not elected by a provision in our original Certificate or any amendment thereto to be governed by Section 203 of the DGCL. Upon the listing of our common stock on The NASDAQ Stock Market LLC (“The NASDAQ”) on February 1, 2011, wewill become subject to Section 203 of the DGCL, except that the restrictions contained in Section 203 of the DGCL will not apply if the business combination is with an interested stockholder who became an interested stockholder before the time that our common stock was listed on The NASDAQ.

Transfer Agent

American Stock Transfer & Trust Company, LLC is the transfer agent for the Common Stock.

Indemnification of Directors and Officers

The Bylaws provide that each person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, is indemnified and held harmless, to the fullest extent permitted by applicable law, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

The rights conferred in the Bylaws includes the right to have the Company pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the indemnitee to repay all amounts advanced if it should be ultimately determined that such indemnitee is not entitled to be indemnified under the Bylaws or otherwise.

The Certificate provides that no director of the Company shall be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, subject to certain exceptions.

Item 2. Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 31, 2011

U.S. CONCRETE, INC.

By: /s/ James C. Lewis
Name: James C. Lewis
Title: Senior Vice President and Chief Financial Officer